Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Provides Update of 2009 Drilling Program

     <<
     Exploration Results Near Core Assets Demonstrate Significant Resource
     Growth Potential

     JAG - TSX/NYSE
     >>

     CONCORD, NH, Nov. 19 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE) is providing drilling results from its recent brownfield exploration program in the Iron Quadrangle in Minas Gerais, Brazil.
     During the first ten months of 2009, Jaguar completed approximately
38,000 m of drilling in the Iron Quadrangle, discovering significant mineralized structures at all of its major projects. Jaguar's exploration success during 2009 continues to demonstrate the strong potential to add sizeable new resources to support the Company's aggressive growth targets and attain a mid-tier producer status.
     The Company expects to invest $10.3 million during fiscal year 2009 on exploration, approximately three-fourths of which will be on brownfield properties in the Iron Quadrangle. For 2010, Jaguar intends to increase spending on exploration to approximately $14.7 million, half of which will be invested in drilling in the Paciencia concession base and about one-fifth of the total, or about $2.9 million, in Northern Brazil at the Gurupi and Pedra
Branca projects.
     Speaking to the results, Jaime Duchini, Jaguar's Chief Geologist stated,
"The primary significance of these new drill results reveals outstanding intercepts at brownfield targets in close proximity to our existing operations at Turmalina and Paciencia as well as at a target near Caete. A further study of these sites will allow us to estimate the resource base in these new structures, as well as the associated incremental feed to further expand the processing plants beyond the existing plan."
     Graphical drill data intercepts for some of the targets discussed herein can be found at
     http://www.jaguarmining.com/i/maps/projects.jpg
     Recent exploration highlights by operation are as follows:

     TURMALINA

     To-date, Jaguar has identified four primary mineralized structures of significant size and grades as part of the Turmalina operation. The structures are known as Ore Bodies A (Main), B (North East), C (Satinoco) and D (Satinoco
Extension).

     Ore Body A

     Jaguar's reported mineral resources and reserves for Turmalina are to a depth of approximately 500 m on Ore Body A where the mineralized structure is open at depth and along strike. As part of a drill program conducted in late-2008 to support management's belief that the continuity of the mineralization at Ore Body A extends to a depth of over 800 m, Jaguar drilled four holes to depths ranging from 800 m to 1,100 m. Two of these drill holes intersected the mineralized structure in the Ore Body A at a depth of approximately 800 m. A grade of approximately 7.00 grams per tonne ("g/t") was encountered in a narrow zone at depth thereby confirming the extension of the mineralized structure. Jaguar's team believes the size of the mineralized structure and mineralization may yield an additional mineral reserve base similar to the existing reserve base contained in this ore body to the depth of 500 m. This is also consistent with the characteristics of other gold mines in the Iron Quadrangle, some of which have operated to depths of 2,400 m.

     Ore Body B

     As part of the surface exploration to estimate resource potential in a newly discovered oxide zone at Ore Body B, several trenches were opened in the outcrops to expose and sample the mineralized zone. Channel samples revealed two separate mineralized areas with average surface grades ranging from 3 g/t to 5 g/t. The Company is in the process of updating the geological model to incorporate this new data into the overall mine model and new resource estimates will be provided in early-2010.

     Ore Body C and Zone D

     Additional gold-bearing oxide material has been identified in the weathered rock above and within the sulfide zone. The following table provides drill results from Zone D sulfide zone for the most significant intersections.

     <<
     -------------------------------------------------------------------------
     Zone D - Main Surface Drilling Results (cut-off (equal sign) 1 g/t)
     -------------------------------------------------------------------------
     Hole            From (m)          To (m)     Grade (g/t)   Thickness (m)
     -------------------------------------------------------------------------
     FSN-178           70.00           75.00           21.47            5.00
     -------------------------------------------------------------------------
     FSN-180          203.30          205.60            3.23            2.30
     -------------------------------------------------------------------------
     FSN-181           34.90           38.90            3.63            4.00
     -------------------------------------------------------------------------
     FSN-185           23.00           27.05            4.24            4.05
     -------------------------------------------------------------------------
     FSN-187           68.70           69.75            3.06            1.05
     -------------------------------------------------------------------------
     FSN-188           28.70           33.00           15.37            4.30
     -------------------------------------------------------------------------
     FSN-191           53.50           55.50            4.48            2.00
     -------------------------------------------------------------------------
     FSN-193          166.50          167.50            3.37            1.00
     -------------------------------------------------------------------------
     FSN-194           38.20           40.20            3.64            2.00
     -------------------------------------------------------------------------
     Note: Not all holes represent true width.
     >>

     Faina Target

     Drilling activities at the Faina Target, north and up-strike from current mining location at Zones A-D, included four drill rigs to evaluate (a) the oxide zone of the mineralized bodies and (b) oxide extensions in the fresh rock (infill drilling in the refractory mineralization). Available results are summarized in the table below:

     <<
     -------------------------------------------------------------------------
     Faina - Main Surface Drilling Results (cut-off (equal sign) 1 g/t)
     -------------------------------------------------------------------------
     Hole            From (m)          To (m)     Grade (g/t)   Thickness (m)
     -------------------------------------------------------------------------
     FUH-27           126.00          135.00            4.40            9.00
     -------------------------------------------------------------------------
     FUH-28           137.40          146.40            2.73            9.00
     -------------------------------------------------------------------------
     FUH-29           116.50          121.50            3.33            5.00
     -------------------------------------------------------------------------
     FUH-30            68.00           69.00           17.25            1.00
     -------------------------------------------------------------------------
     FUH-34           132.50          136.50            5.76            4.00
     -------------------------------------------------------------------------
     FUH-37           192.00          204.00           10.71           12.00
     -------------------------------------------------------------------------
                      179.50          185.50            4.06            6.00
     FUH-38         ----------------------------------------------------------
                      190.50          204.50            4.94           14.00
     -------------------------------------------------------------------------
     FUH-39           160.00          168.20            2.24            8.20
     -------------------------------------------------------------------------
     FUH-42           191.00          194.00            8.83            3.00
     -------------------------------------------------------------------------
     FUH-43            58.65           62.65            4.08            4.00
     -------------------------------------------------------------------------
     FUH-44           122.00          125.00            9.94            3.00
     -------------------------------------------------------------------------
     FUH-46           257.50          267.50            5.53           10.00
     -------------------------------------------------------------------------
     FUH-48           212.40          220.40            3.32            8.00
     -------------------------------------------------------------------------
     FUH-50           217.00          223.00            2.82            6.00
     -------------------------------------------------------------------------
                       56.50           61.65            3.73            5.15
     FUH-51         ----------------------------------------------------------
                      114.40          116.40            7.29            2.00
     -------------------------------------------------------------------------
     FUH-54           295.90          298.90            5.89            3.00
     -------------------------------------------------------------------------
                      175.70          180.70            3.43            5.00
     FUH-55         ----------------------------------------------------------
                      208.00          221.00            9.65           13.00
     -------------------------------------------------------------------------
     FUH-57           171.00          178.00            5.75            7.00
     -------------------------------------------------------------------------
     FUH-58           212.40          214.40            6.58            2.00
     -------------------------------------------------------------------------
                      162.80          165.90            8.73            3.10
     FUH-60         ----------------------------------------------------------
                      253.00          255.00           14.18            2.00
     -------------------------------------------------------------------------
     FUH-65            64.25           69.25            5.40            5.00
     -------------------------------------------------------------------------
     FUH-66            77.00           82.00            6.81            5.00
     -------------------------------------------------------------------------
     FUH-69            46.60           48.60            4.84            2.00
     -------------------------------------------------------------------------
     Note: Not all holes represent true width.
     >>

     PACIENCIA

     During 2009, the Company continued its exploration program in the NW1 and
Conglomerates Targets, including drifts for mine development, in an effort to further increase Paciencia's resource base.

     NW1 Target

     Given the rugged terrain brought about by historical surface mining conducted by the Portuguese during the 17th and 18th centuries at the
Paciencia, surface drilling is quite difficult. Despite this challenge, at the
NW1 Zone, approximately 2 km up-strike from the St. Isabel Mine, four surface drill holes were completed to better define mineralization detected during the underground drifting process. The goal is to intercept the mineralization 40 m above and below the development level (853 m). Results of the first four holes are quite positive and are summarized below:

     <<
     -------------------------------------------------------------------------
     NW1 - Main Surface Drilling Results (cut-off (equal sign) 1 g/t)
     -------------------------------------------------------------------------
     Hole            From (m)          To (m)  Au Grade (g/t)   Thickness (m)
     -------------------------------------------------------------------------
                       86.15           88.15            3.50            2.00
     FMZ-039        ----------------------------------------------------------
                      115.60          121.60            4.26            6.00
     -------------------------------------------------------------------------
                       94.50           98.50            2.04            4.00
     FMZ-40         ----------------------------------------------------------
                      102.50          104.15           43.88            1.65
     -------------------------------------------------------------------------
     Note: Not all holes represent true width.
     >>

     Underground activities continue with development, drilling and sampling of the drift's face and roof.

     Bah Target

     At the Bah Target, located approximately 6.5 km NW of the St. Isabel
Mine, a review of the work done by previous owners (1983-1984) showed at least three potential levels of gold mineralization in a large area approximately
300 m wide. The rocks in this area present visible evidence of hydrothermal alteration in a shear zone which hosts the St. Isabel Mine, NW1, Chame and other promising targets.
     Thus far in the Bah exploration drift, a total of 610 m(2) of mineralization has been identified with an average grade of 6.18 g/t. In addition, a separate mineralized zone estimated at 520 m(2) with an overall average grade of 7.96 g/t, was intercepted to the south of the Bah drift.
Several other mineralized intersections were identified by the drilling effort. The following table provides the most significant intersections.

     <<
     -------------------------------------------------------------------------
     Bah - Main Surface Drilling Results (cut-off (equal sign) 1 g/t)
     -------------------------------------------------------------------------
     Hole            From (m)          To (m)     Grade (g/t)   Thickness (m)
     -------------------------------------------------------------------------
     FSV-01           118.95          121.60           11.18            2.65
     -------------------------------------------------------------------------
     FSV-09            49.10           53.06           13.53            3.96
     -------------------------------------------------------------------------
                       66.45           68.25            7.96            1.80
     FSV-11         ----------------------------------------------------------
                      158.99          166.07            7.01            7.08
     -------------------------------------------------------------------------
     FBA-03            34.79           35.20           15.38            0.41
     -------------------------------------------------------------------------
     FBA-06            65.30           66.61            9.62            1.31
     -------------------------------------------------------------------------
     FBA-07            86.93           88.36            3.86            1.43
     -------------------------------------------------------------------------
     FBA-08            73.75           76.14           10.96            2.39
     -------------------------------------------------------------------------
     FBA-09            55.35           59.25            7.89            3.90
     -------------------------------------------------------------------------
     Note: Not all holes represent true width.
     >>

     Additional analysis of this data is required to estimate the resource base. However, early indications suggest the target has structure, size and ore characteristics similar to the producing St. Isabel Mine. Additional drilling will be conducted in the remainder of 2009 and into 2010 to estimate the resource base at this location.
     A third location referred to as the Jatoba Target is located some 800 m
SE of the Bah Target. This target is of great interest given the historical surface mining which has taken place above the identified structure. Despite the surface disruption, channel sampling yielded results ranging between 1.00
g/t and 9.00 g/t over the mass of microcrystalline quartz, which is compatible with the mineralization of the trend. The soil mesh that covers this area revealed several anomalies, indicating the existence of other mineralized levels that could potentially be surface mined.
     Two additional targets in the Paciencia concession base where Jaguar is active include the Banded Iron Formation ("BIF") North Target and the Urubu
Target, which are both part of the Rio de Peixe property. Trenching and drilling works carried out to-date are adequate to estimate the oxide resources in these areas. The table below presents the significant drill results for the BIF North Target.

     <<
     -------------------------------------------------------------------------
     Rio de Peixe BIF North - Main Surface Drilling Results
     (cut-off (equal sign) 1 g/t)
     -------------------------------------------------------------------------
     Hole            From (m)          To (m)     Grade (g/t)   Thickness (m)
     -------------------------------------------------------------------------
                       21.95           24.95           1.14             3.00
     FRB-002        ----------------------------------------------------------
                       30.95           34.95           1.30             4.00
     -------------------------------------------------------------------------
     FRB-003           31.10           42.10           1.17            11.00
     -------------------------------------------------------------------------
     FRB-004           64.50           67.65           2.80             3.15
     -------------------------------------------------------------------------
                        0.00           10.75           1.08            10.75
     FRB-005        ----------------------------------------------------------
                       13.00           30.00           0.71            17.00
     -------------------------------------------------------------------------
                        0.00           11.00           4.26            11.00
     FRB-006        ----------------------------------------------------------
                       19.00           27.00           1.81             8.00
     -------------------------------------------------------------------------
     FRB-008           20.45           28.50           1.88             8.05
     -------------------------------------------------------------------------
     FRB-009           35.70           41.70           1.54             6.00
     -------------------------------------------------------------------------
     FRB-011           29.50           38.50           1.72             9.00
     -------------------------------------------------------------------------
                        6.10           17.00           0.88            10.90
     FRB-013        ----------------------------------------------------------
                       26.00           36.05           3.29            10.05
     -------------------------------------------------------------------------
     FRB-014           13.00           22.00           1.28             9.00
     -------------------------------------------------------------------------
                       20.00           30.00           1.31            10.00
     FRB-015        ----------------------------------------------------------
                       44.00           47.00           2.49             3.00
     -------------------------------------------------------------------------
     FRB-016           59.00           69.00           0.92            10.00
     -------------------------------------------------------------------------
     FRB-017           14.20           20.30           1.03             6.10
     -------------------------------------------------------------------------
     FRB-019           18.60           31.85           1.54            13.25
     -------------------------------------------------------------------------
     FRB-020           21.60           27.60           4.81             6.00
     -------------------------------------------------------------------------
                       19.00           44.00           2.65            25.00
     FRB-021        ----------------------------------------------------------
                       50.00           69.00           0.89            19.00
     -------------------------------------------------------------------------
                       10.00           20.00           1.48            10.00
     FRB-025        ----------------------------------------------------------
                       32.00           38.00           1.14             6.00
     -------------------------------------------------------------------------
     FRB-028           16.70           20.70           1.96             4.00
     -------------------------------------------------------------------------
     FRB-029           44.80           52.00           1.81             7.20
     -------------------------------------------------------------------------
     FRB-034            8.60           17.00           2.95             8.40
     -------------------------------------------------------------------------
     FRB-035            0.00           22.00           4.37            22.00
     -------------------------------------------------------------------------
     FRB-037           98.00          103.10           3.28             5.10
     -------------------------------------------------------------------------
                       24.45           31.00           1.15             6.55
     FRB-043        ----------------------------------------------------------
                       34.00           38.00           1.57             4.00
     -------------------------------------------------------------------------
     FRB-044           24.00           31.00           1.47             7.00
     -------------------------------------------------------------------------
     FRB-045           42.00           47.00           2.30             5.00
     -------------------------------------------------------------------------
     FRB-046           71.00           77.00           2.22             6.00
     -------------------------------------------------------------------------
     FRB-047           62.30           66.00           2.24             3.70
     -------------------------------------------------------------------------
     FRB-055           43.00           53.00          10.60            10.00
     -------------------------------------------------------------------------
                        6.00           16.00           3.77            10.00
                    ----------------------------------------------------------
     FRB-056           24.00           28.00          18.40             4.00
                    ----------------------------------------------------------
                       43.00           71.00           1.01            28.00
     -------------------------------------------------------------------------
     FRB-063           37.00           42.00           1.97             5.00
     -------------------------------------------------------------------------
     FRB-064           46.00           51.00           1.00             5.00
     -------------------------------------------------------------------------
     Note: Not all holes represent true width.
     >>

     The area's north and south extensions have been extensively covered by soil geochemistry. Several anomalies have been identified and noted for the work in progress.
     A new mineralized area referred to as the Urubu Target, located approximately 700 m SE of the BIF North Target, contains an estimated 350 m of mineralized horizons along the strike. Samples taken from the outcrops as well as trenching results are summarized below.

     <<
     -------------------------------------------------------------------------
     Urubu Target      Outcrop            Trench TRB033        Trench TRB023
     -------------------------------------------------------------------------
                   8.00 g/t x 2.00 m    1.05 g/t x 8.00 m   10.35 g/t x 4.00 m
                 -------------------------------------------------------------
     Mineralized   6.40 g/t x 2.00 m    1.51 g/t x 5.00 m    0.52 g/t x 4.00 m
     Horizons    -------------------------------------------------------------
                   1.00 g/t x 3.00 m    1.12 g/t x 4.00 m    5.63 g/t x 4.00 m
                 -------------------------------------------------------------
                                        0.87 g/t x 2.00 m    3.45 g/t x 6.00 m
     -------------------------------------------------------------------------
     >>

     This is a hydrothermalized zone characterized by sericite carbonated schists with three to four mineralized levels, apparently continuous and located near a BIF horizon that could be an extension of the same formation hosting the BIF North Target. Additional drilling and analysis to determine if these zones are linked continues.

     CAETE PROJECT

     Jaguar's 2009 exploration program has produced significant results which should increase both reserves to its existing mines and annual tonnage to be processed. In addition to the on-going development and exploration as part of the existing mine plan at Roca Grande, complementary exploration continues in known mineralized structures in the Caete concession base.
     One such zone is the Lavra Velha Target, which is part of the Serra
Paraiso property and located 11 km SW of the Caete carbon-in-pulp ("CIP")
plant currently under construction. Lavra Velha is the sulfide down dip extension where the following drill results were obtained:

     <<
     -------------------------------------------------------------------------
     Lavra Velha - Main Surface Drilling Results (cut-off (equal sign) 1 g/t)
     -------------------------------------------------------------------------
     Hole            From (m)          To (m)     Grade (g/t)   Thickness (m)
     -------------------------------------------------------------------------
                       57.90           62.15            6.53            4.25
     FLV-001        ----------------------------------------------------------
                       78.75           79.70           15.67            0.95
     -------------------------------------------------------------------------
     FLV-003           44.05           47.05            2.70            3.00
     -------------------------------------------------------------------------
     FLV-005           38.15           45.20            2.10            7.05
     -------------------------------------------------------------------------
     FLV-006           48.40           49.40            4.25            1.00
     -------------------------------------------------------------------------
                       22.35           27.15            6.32            4.80
     FLV-007        ----------------------------------------------------------
                       49.05           50.35           22.00            1.30
     -------------------------------------------------------------------------
     FLV-011            9.50           10.50            5.13            1.00
     -------------------------------------------------------------------------
     FLV-014           19.50           23.90            2.45            4.40
     -------------------------------------------------------------------------
                       22.60           29.45            3.12            6.85
     FLV-018        ----------------------------------------------------------
                       45.01           46.00            6.55            0.99
     -------------------------------------------------------------------------
                       72.20           74.60            3.25            2.40
     FLV-020        ----------------------------------------------------------
                       87.15           90.05            4.18            2.90
     -------------------------------------------------------------------------
                       81.50           83.80            9.21            2.30
                    ----------------------------------------------------------
     FLV-023           87.95           89.20            7.48            1.25
                    ----------------------------------------------------------
                       95.80           99.10            4.51            3.30
     -------------------------------------------------------------------------
     FLV-024           19.45           23.55            1.89            4.10
     -------------------------------------------------------------------------
     FLV-025           80.80           81.80            8.78            1.00
     -------------------------------------------------------------------------
     FLV-029           68.00           70.15            6.60            2.15
     -------------------------------------------------------------------------
     FLV-030           98.45          103.10            2.38            4.65
     -------------------------------------------------------------------------
     FLV-033           50.10           51.40            4.75            1.30
     -------------------------------------------------------------------------
     FLV-035           95.95          100.85            1.72            4.90
     -------------------------------------------------------------------------
     FLV-036           58.80           66.45            3.26            7.65
     -------------------------------------------------------------------------
     FLV-040           40.25           41.20            4.30            0.95
     -------------------------------------------------------------------------
     FLV-041           33.50           35.50           27.13            2.00
     -------------------------------------------------------------------------
     FLV-045           28.25           32.10            2.01            3.85
     -------------------------------------------------------------------------
     FLV-048          105.00          107.80            9.47            2.80
     -------------------------------------------------------------------------
                       71.15           73.30            3.00            2.15
     FLV-049        ----------------------------------------------------------
                       75.20           77.15            6.09            1.95
     -------------------------------------------------------------------------
     FLV-050          114.55          118.25            3.27            3.70
     -------------------------------------------------------------------------
     FLV-053          107.10          109.00            5.13            1.90
     -------------------------------------------------------------------------
     FLV-055           83.55           84.55            3.60            1.00
     -------------------------------------------------------------------------
     FLV-056           36.05           37.10            3.17            1.05
     -------------------------------------------------------------------------
     FLV-057           74.40           77.65            4.31            3.25
     -------------------------------------------------------------------------
     FLV-059           62.55           65.45            6.25            2.90
     -------------------------------------------------------------------------
     FLV-061          256.25          258.25            2.43            2.00
     -------------------------------------------------------------------------
     FLV-065           89.70           90.65            6.13            0.95
     -------------------------------------------------------------------------
     FLV-066           67.75           68.65            7.08            0.90
     -------------------------------------------------------------------------
     FLV-067           46.80           48.75            2.94            1.95
     -------------------------------------------------------------------------
     FLV-076          125.55          126.50            4.97            0.95
     -------------------------------------------------------------------------
     FLV-078           78.65           86.35            4.04            7.70
     -------------------------------------------------------------------------
                      116.20          120.05            4.80            3.85
     FLV-079        ----------------------------------------------------------
                      153.55          154.75            7.67            1.20
     -------------------------------------------------------------------------
     FLV-080          127.00          129.10            6.60            2.10
     -------------------------------------------------------------------------
     FLV-082          169.00          173.90            4.04            4.90
     -------------------------------------------------------------------------
     FLV-086           65.85           66.80            3.85            0.95
     -------------------------------------------------------------------------
                      132.15          142.05            3.63            9.90
     FLV-087        ----------------------------------------------------------
                      145.05          147.00            4.00            1.95
     -------------------------------------------------------------------------
     FSP-002           34.10           40.80            5.38            6.70
     -------------------------------------------------------------------------
     FSP-004           33.30           35.45            5.95            2.15
     -------------------------------------------------------------------------
     FSP-005           57.75           62.75            2.20            5.00
     -------------------------------------------------------------------------
     FSP-006           11.55           13.55            2.58            2.00
     -------------------------------------------------------------------------
     FSP-009           11.55           14.70            2.04            3.15
     -------------------------------------------------------------------------
     Note: Not all holes represent true width.
     >>

     Drilling has confirmed that the mineralization in the area consists of lenses of various dimensions, which demonstrate significant continuity along the plunge. The next step in the evaluation includes the preparation of a geological model to estimate the sulfide resources in the target.
     At an additional target referred to as the agua de Sapo Target, trenching along the strike of the mineralization was conducted. Drilling at this target is currently underway.
     At Boa Vista II (southern extension of the agua de Sapo Target), cleaning and outcrop sampling activities have been carried out.
     In the Carrancas Target, reconnaissance and drilling of old underground workings (galleries) is taking place. A total of over 100 galleries have been identified in the area, several of which show evidence of past gold mining.
The mineralization occurs in BIF lenses with thicknesses generally less than one meter and grades between 1 g/t to 4 g/t with some samples showing up to 40
g/t.

     PEDRA BRANCA PROJECT

     Jaguar is currently conducting a comprehensive exploration program at the
Pedra Branca Project, including extensive geological mapping, drainage and soil geochemistry, detailing of anomalous zones, trenching and diamond drilling. In 2007, Jaguar began a diamond drill program to test the continuity of the mineralization at depth. To-date, 93 drill holes totalling 8,974 m have been completed. During the quarter ended September 30, 2009, the Company carried out geological reconnaissance in the concession area, trenching and soil geochemistry in preparation for further drilling. The Company also initiated preliminary resource estimate work for the Mirador, Coelho and
Queimada Targets. The majority of the sampling work is taking place in the most promising areas and in others areas where greater definition is needed to maintain the mineral rights.
     A new trenching plan has been developed incorporating a retro-excavator, which began in early October. The current plan is to perform approximately
4,000 m of trenching over soil anomalies that show grades over 0.2 g/t in the
Mirador-Coelho-Queimada region, the area deemed to have the greatest potential. Below is a summary of the activities carried out during 2009.

     <<
     -------------------------------------------------------------------------
                                                        2009 (through October)
                                                      ------------------------
     Activity                                              m          samples
     -------------------------------------------------------------------------
     Mapping (linear km)                                 329.90
     -------------------------------------------------------------------------
     Geochemistry (stream)                                                513
     -------------------------------------------------------------------------
     Soil geochemistry                                  130,000         2,445
     -------------------------------------------------------------------------
     Rock sampling / Chip                                                 428
     -------------------------------------------------------------------------
     Channel sampling                                     40.00           604
     -------------------------------------------------------------------------
     Trenching                                           652.00           582
     -------------------------------------------------------------------------
     >>

     The drill results disclosed herein were reviewed by Ivan C. Machado,
M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services,
LLC. Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101. SGS Geosol Laboratories of Belo Horizonte, Minas Gerais
provided independent sample preparation and assay services, using standard industry practices.
     There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in mineral resources.

     NOTICE OF UPCOMING EVENTS

     The Company will hold two important meetings in early 2010, which qualified individuals may want to consider attending. These are:

     <<
     A.  January 19, 2010: Jaguar will hold an analyst meeting at the Fairmont
         Royal York Hotel in Toronto and,
     B.  April 13-16, 2010: Tour of Jaguar's operations in Belo Horizonte,
         Brazil.
     >>

     Additional details will be forthcoming on these two events in the weeks ahead. If you would like more information, please contact the individuals noted below.

     ABOUT JAGUAR MINING

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
93,000-acre land base in Minas Gerais and on an additional 182,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

     Forward Looking Statements

     Certain statements in this press release constitute "Forward-Looking
Statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including statements concerning the
Company's ability to increase spending on exploration in 2010, further expand its processing plants beyond the existing plan and add mineral resources and reserves. Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual timing of commissioning, completion dates or use of proceeds to be materially different from any future results or performance expressed or implied by the
Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These forward-looking statements represent the Company's views as of the date hereof. Subsequent events and developments could cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and
"RISK FACTORS" in the Company's Annual Information Form for the year ended
December 31, 2008 filed on System for Electronic Document Analysis and
Retrieval and available at http://www.sedar.com and the Company's Annual
Report on Form 40-F for the year ended December 31, 2008 filed with the United
States Securities and Exchange Commission and available at www.edgar.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 18:53e 19-NOV-09